

June 18, 2013

Via E-mail
Claude Pumilia, CFO
Ciber, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, Colorado 80111

     Re: Ciber, Inc.
             Form 10-Q
             Filed April 30, 2013
             File No. 001-13103

Dear Mr. Pumilia:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 15

1.   We note that in connection with a Pennsylvania grand jury presentment alleging criminal irregularities in the awarding of contracts with the Pennsylvania Turnpike Commission, the Turnpike Commission is conducting a review of every professional services contract cited in the grand jury report, which includes several contracts with Ciber. Also, an April 4, 2013 press release from the Office of the Governor of Pennsylvania indicates that the Governor's office has initiated an integrity review of Ciber. Please tell us what consideration you gave to discussing these reviews and their potential impact on your financial condition and results of operations in your Management's Discussion, as well as providing appropriate risk factor disclosure. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comment, please contact me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney